Citigroup Managed Futures LLC
                         55 East 59th Street, 10th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated October 31, 2008 to the Partnership's prospectus dated April 30, 2008.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Jennifer Magro
    --------------
    Jennifer Magro
    Chief Financial Officer and
    Director

Enclosures

                     Citigroup Diversified Futures Fund L.P.
                                  October 2008

The net asset value for Citigroup Diversified Futures Fund L.P. was $1,223.16 per unit at the end of October, up 9.0% for the month and up 21.5% year to date.

The Fund was positive for the month of October as profits were realized across all sectors, primarily in energy, equity indices, and currency markets.

The strength of the U.S. dollar and expectations of a further slowdown in economic conditions provided the background for weaker commodity prices during the month. Energy prices moved downwards despite a move by OPEC to cut production by 1.5 million barrels per day from the beginning of November and the threat of further production cuts should prices fail to stabilize. Short positions in energy markets provided the largest sector gains for the Fund.

Global equity markets fell dramatically throughout much of the month to the benefit of short positions. The bellwether S&P 500 Index fell almost 17% for the month while losses in some European and Asian markets were even greater. As volatility levels moved higher, the CBOE VIX Index recorded an all time high of
89.53 on Oct 24th. Profits were captured in indices markets as prices fell on concerns that global economic conditions would continue to deteriorate. In a coordinated effort mid-month, central banks around the world cut interest rates by 50 basis points; a move repeated later in the month by the U.S. Federal Reserve. Trading in currency markets posted sizeable gains despite significantly reduced exposure. The country-regionplaceU.S. currency rallied to levels not seen since 1971 against the British pound and rose more than 12% against the Canadian dollar.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

Citigroup Managed Futures LLC

                     Citigroup Diversified Futures Fund L.P.
                                Account Statement
                            For the Period October 1,
                            Through October 31, 2008

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                      --------
Realized gains from trading            $72,109,593       7.77%
Change in unrealized gains/losses
     from trading                       19,280,955       2.08
                                       -----------      -----
                                        91,390,548       9.85
Less, Brokerage commissions
     and clearing fees ($134,050)        4,719,339       0.51
                                       -----------      -----
Net realized and unrealized gains       86,671,209       9.34
Interest Income                            165,468       0.02
                                       -----------      -----
                                        86,836,677       9.36
Less, Expenses:
     Management fees                     1,587,138       0.17
     Incentive fees                      4,365,599       0.47
     Other expenses                        177,843       0.02
                                       -----------      -----
                                         6,130,580       0.66
                                       -----------      -----
Net income                              80,706,097       8.70%
                                                        =====


Additions (14,813.2643 L.P. units
at September 30, 2008 net asset
value per unit of $1,122.71)            16,631,000
Redemptions (24,104.3383 L.P. units
at October 31, 2008 net asset
value per unit of $1,223.16)           (29,483,462)
                                       -----------
Increase in net assets                  67,853,635
Net assets, September 30, 2008         885,359,869
                                       -----------
Net assets, October 31, 2008          $953,213,504
                                       ===========

Net Asset Value per unit
  ($953,213,504 / 779,302.2529 Units)    $1,223.16
                                          ========

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

By: Jennifer Magro
    Chief Financial Officer and Director
    Citigroup Managed Futures LLC
    General Partner, Citigroup
    Diversified Futures Fund L.P.